UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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Form 8-K

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Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 10, 2008**

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First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

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Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

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[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events

In the press release dated April 10, 2008, First Financial Holdings, Inc. acquires The Somers-Pardue Agency, Inc. of Burlington, NC.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated April 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: April 10, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. acquires The Somers-Pardue Agency, Inc. of Burlington, NC.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5931 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
             Vice President-Investor Relations
             and Corporate Secretary
             (843) 529-5931 or (843) 729-7005

First Financial Holdings Inc.
Acquires The Somers-Pardue Agency, Inc.
of Burlington, NC

CHARLESTON, SOUTH CAROLINA AND BURLINGTON, NORTH CAROLINA (April 10, 2008) - First Financial Holdings, Inc. (NASDAQ GSM: FFCH) ("First Financial" or "Company") today announced that its subsidiary, First Southeast Insurance Services, Inc., has acquired the operations of The Somers-Pardue Agency, Inc., ("Somers-Pardue") a Burlington, North Carolina-based independent insurance agency. Established in 1946, Somers-Pardue is one of the largest independent agencies in the Carolinas, representing a wide range of national and regional insurance companies. The initial purchase price is $18.8 million, with contingent earn-out provisions over the next three years.

Somers-Pardue is a multi-line agency that writes both business and personal insurance. Its areas of specialization include property management and employee benefits. Somers-Pardue's operations will significantly expand First Financial's presence in North Carolina.

"We are delighted to welcome Somers-Pardue to the First Financial family of financial services companies," said A. Thomas Hood, president and CEO of First Financial. "Their team of responsive, knowledgeable professionals approach business with steadfast dedication to the needs of their customers resulting in creative, solution-oriented results. They will be strategic partners in our insurance and financial services businesses."

Somers-Pardue will retain its name and current management and staff including its principals, James E. Hair, William C. Kornegay, Alan H. Crouch and Greg A. Lunsford. Messrs. Hair, Kornegay, Crouch and Lunsford will also serve as Executive Vice Presidents of First Southeast Insurance Services, Inc.

"Our affiliation with First Financial and First Southeast Insurance Services will open up a broader range of financial services and products for our customers," Hair said. "We share many things in common with the First Financial companies including our absolute commitment to high quality, personal service to our customers. We are delighted to be a part of the First Financial family."

- more -

After the acquisition, First Southeast Insurance will represent more than 40 major insurance companies offering an extensive group of personal and business insurance products that include property and liability solutions for individuals and businesses, group employee benefits plans and individual life, health and long term care products.

First Financial is publicly traded on the NASDAQ Global Select Market under the ticker symbol FFCH. For more information, see the First Financial website at www.firstfinancialholdings.com.

First Financial's insurance operations are currently among the largest in South Carolina. Its existing agency network, First Southeast Insurance Services, Inc., operates offices in Conway, Florence, Myrtle Beach, and Charleston. A First Southeast subsidiary, Kinghorn Insurance Services, Inc., also operates offices in Hilton Head Island, Bluffton, and Ridgeland. In addition, First Southeast subsidiaries, Johnson Insurance Associates, Inc. and Benefit Administrators, Inc., operate from offices in Columbia. First Financial's managing general agency, Kimbrell Insurance Group, serves agents throughout the southeast from its office in Murrells Inlet, South Carolina.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 57 offices in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company provides brokerage, trust and insurance services through First Southeast Investor Services, First Southeast Fiduciary and Trust Services and First Southeast Insurance Services.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931 or (843) 729-7005.